Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 25, 2012 (except Notes 2, 12, and 19 and the effects on the consolidated financial statements of the restatement described in Note 2, as to which the date is July 25, 2012 and Note 18 and the retrospective adoption of amendments to the accounting standard relating to the reporting and display of comprehensive income (loss) as described in Note 1, as to which the date is August 24, 2012), in Amendment No. 3 to the Registration Statement (Form S-4) and related Prospectus of BakerCorp International, Inc. for the registration of up to $240,000,000 of its 8.25% senior notes due June 1, 2019.

/s/ Ernst & Young LLP

Irvine, California

August 24, 2012